Exhibit 99.1

Goldcorp Deposits the First Gold on Tradewind Blockchain

Genesis block in world's first institutional blockchain to store hard assets

VANCOUVER, March 29, 2018 /CNW/ - Goldcorp Inc. (TSX: G, NYSE: GG) ("Goldcorp") and Tradewind Markets, Inc. ("Tradewind"™), a financial technology company revolutionizing the way gold trades, announced that Goldcorp deposited the first gold onto Tradewind's blockchain, known as VaultChain™, as the "genesis block".  A genesis block is the first block in a blockchain and represents a tremendous milestone for blockchain technology.

Goldcorp's 3,000 ounce gold deposit, valued at US$4 million, originated from the storied Red Lake Gold Mines complex and is the first example of blockchain technology being used to record and manage physical precious metals in an institutional setting. Goldcorp will be able to sell gold directly to dealers and banks using the Tradewind platform, expanding access to a new market structure and a highly efficient, electronic pricing and liquidity venue.

"We are excited to be an investor in Tradewind and participate in the launch of VaultChain, a cutting-edge technology that integrates physical gold into a blockchain," said David Garofalo, President and CEO at Goldcorp. "We believe physical gold stored on a blockchain will increase the utility of the commodity and, ultimately, drive value in the price of gold.  We are thrilled to be an early adopter of this 21st century platform and deposit its first bar of gold."

"We are pleased that the genesis block of VaultChain was created with Goldcorp. It is a demonstration of their leadership and vision as an innovator in the gold market and we thank them for their support in launching the Tradewind platform," said Matt Trudeau, President and co-founder of Tradewind. "We believe that our technology will enable gold producers like Goldcorp to overcome existing limitations and move into the electronic age."

Tradewind and Goldcorp will collaborate to continue building the platform and add value for producers, dealers, refineries and investors. Tradewind was a #DisruptMining finalist in 2017, the mining innovation accelerator designed to encourage new technologies and ideas to solve some of the biggest challenges in mining.

Mr. Garofalo added, "We believe Tradewind has the potential to change the gold investment industry like the introduction of ETFs did over 10 years ago."

About Goldcorp www.goldcorp.com
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

About Tradewind
Tradewind has built a technology platform for digitizing the trading, settlement, and ownership of precious metals. The Tradewind solution combines world-class exchange technology with a blockchain application tailored for precious metals. Tradewind was incorporated in 2016 and is managed by a team of professionals with extensive experience in electronic trading, gold investment management, market operations and blockchain technology. For more information please visit https://tradewindmarkets.com.

Cautionary Note Regarding Forward-Looking Statements
Certain disclosures in this document constitute forward-looking statements. In making the forward-looking statements, the Company has applied certain factors and assumptions that are based on the Company's current beliefs as well as assumptions made by and information currently available to the Company, including that the Company is able to execute the challenge in accordance with the terms described herein. Although the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect, and the forward-looking statements are subject to numerous risks, uncertainties and other factors that may cause future results to differ materially from those expressed or implied in such forward-looking statements. Such risk factors include, among others, those matters identified in its continuous disclosure filings, including its most recently filed annual information form. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not intend, and expressly disclaims any intention or obligation to, update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2018/29/c2524.html

%CIK: 0000919239

For further information: INVESTOR CONTACT: Etienne Morin, Director, Investor Relations, Telephone: (800) 567-6223, E-mail: info@goldcorp.com; MEDIA CONTACT: Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com; TradeWind Media Contact: Jonathan Gasthalter, Gasthalter & Co., 212-257-4170

CO: Goldcorp Inc.

CNW 10:00e 29-MAR-18